UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

New Fortress Energy LLC
(Name of Issuer)

Class A Shares Representing Limited Liability Company Interests
(Title of Class of Securities)

644393 100
(CUSIP Number)

Wesley R. Edens
111 W. 19th St., 8th Floor
New York, NY 10011
(516) 268-7400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 28, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13 D

CUSIP No.   644393 100

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Wesley R. Edens

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,278,199

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
3,278,199

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,278,199

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.7%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Calculations are based upon a total of 20,837,272 Class A Shares outstanding as of March 20, 2019.

Explanatory Note:

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on February 4, 2019 (the “Original Schedule 13D” and, as further amended and supplemented by this Amendment, the “Schedule 13D”) by Wesley R. Edens (the “Reporting Person”) with respect to the Class A shares representing limited liability company interests (“Class A Shares”) of New Fortress Energy LLC, a Delaware limited liability company (the “Issuer”). Unless set forth below, all previous Items of the Original Schedule 13D are unchanged. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person used personal funds to purchase 592,100 Class A Shares and 186,099 Class A Shares reported herein in open-market transactions on March 28, 2019 and March 29, 2019, respectively. The total purchase price for such shares was approximately $7,928,971.29.

Item 4.	Purpose of Transaction

The information contained in Item 3 above is incorporated herein by reference.

The Reporting Person acquired the Class A Shares for investment purposes. The Reporting Person intends to participate in and influence the affairs of the Issuer through his ownership interest in the Issuer and through his position as Chairman of the Board of Directors and Chief Executive Officer of the Issuer, as well as through the voting of his Class A Shares.

(a)     The Reporting Person at any time and from time to time may acquire additional Class A Shares or dispose of any or all of the Class A Shares that he owns depending upon an ongoing evaluation of the investment in the Class A Shares, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.

(b) — (j)          Except as disclosed herein, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j) inclusive of the instructions to Item 4 of Schedule 13D.  The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a) — (b)         The aggregate number and percentage of Class A Shares beneficially owned by the Reporting Person (on the basis of a total of 20,837,272 Class A Shares issued and outstanding as of March 20, 2019) are as follows:

Amount beneficially owned: 3,278,199

Percentage:	15.7%
Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote:	3,278,199
ii. Shared power to vote or to direct the vote:	0
iii. Sole power to dispose or to direct the disposition of:	3,278,199
iv. Shared power to dispose or to direct the disposition of:	0

(c)     The information contained in Item 3 above is incorporated herein by reference. Except as described therein, the Reporting Person has not effected any transactions in the Class A Shares during the past 60 days.

(d)     The Reporting Person has the right to receive the proceeds from the sale of the Class A Shares reported on the cover page of this Schedule 13D and in this Item 5. Except for the foregoing, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of the proceeds from the sale of the Class A Shares beneficially owned by the Reporting Person.

(e)     Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of April 4, 2019.

By:	/s/ Wesley R. Edens
Name:	Wesley R. Edens

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